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NS Director/PDMR Shareholding

DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 12:57:21 14 August 2024

RNS Number : 4721A
Unilever PLC
14 August 2024

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Trian Fund Management, L.P. ("Trian")
2	**Reason for the notification**	
a)	Position/status	Person closely associated with a person discharging managerial responsibilities (Nelson Peltz, Director of Unilever PLC)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary shares GB00B10RZP78
b)	Nature of the transaction	Sale of shares by certain funds managed by Trian for portfolio management purposes
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £47.38 (weighted average); Volume(s): 2,931,127
e)	Aggregated information - Volume - Total	 2,931,127 £138,876,797.26
f)	Date of the transaction	09 August 2024
g)	Place of the transaction	London Stock Exchange - XLON

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Trian Fund Management, L.P. ("Trian")
2	**Reason for the notification**	
a)	Position/status	Person closely associated with a person discharging managerial responsibilities (Nelson Peltz, director of Unilever PLC)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary shares GB00B10RZP78

b)	Nature of the transaction	Sale of shares by certain funds managed by Trian for portfolio management purposes
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £47.19 (weighted average); Volume(s): 738,471
e)	Aggregated information - Volume - Total	 738,471 £34,848,446.49
f)	Date of the transaction	12 August 2024
g)	Place of the transaction	London Stock Exchange - XLON

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Trian Fund Management, L.P. ("Trian")
2	**Reason for the notification**	
a)	Position/status	Person closely associated with a person discharging managerial responsibilities (Nelson Peltz, director of Unilever PLC)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary shares GB00B10RZP78
b)	Nature of the transaction	Sale of shares by certain funds managed by Trian for portfolio management purposes
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £47.11 (weighted average) Volume(s): 155,000
e)	Aggregated information - Volume - Total	 155,000 £7,302,050
f)	Date of the transaction	13 August 2024
g)	Place of the transaction	London Stock Exchange - XLON

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Trian Fund Management, L.P. ("Trian")
2	**Reason for the notification**	
a)	Position/status	Person closely associated with a person discharging managerial responsibilities (Nelson Peltz, director of Unilever PLC)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary shares GB00B10RZP78
b)	Nature of the transaction	Distribution in kind of Unilever shares by a fund managed by Trian
c)	Currency	GBP - British Pound

d)	Price(s) and volume(s)	Price(s): £00.00; Volume(s): 65,000
e)	Aggregated information - Volume - Total	 65,000 £00.00
f)	Date of the transaction	13 August 2024
g)	Place of the transaction	Outside of a trading venue

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Nelson Peltz
2	**Reason for the notification**	
a)	Position/status	Person discharging managerial responsibilities (Nelson Peltz, director of Unilever PLC)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary shares GB00B10RZP78
b)	Nature of the transaction	Acquisition of shares distributed by a fund managed by Trian
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £00.00; Volume(s): 28,923
e)	Aggregated information - Volume - Total	 28,923 £00.00
f)	Date of the transaction	13 August 2024
g)	Place of the transaction	Outside of a trading venue

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